UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-13664

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PMI Alternate 401(k) Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

PMI Alternate 401(k) Plan

Financial Statements and Supplemental Schedule

(Modified Cash Basis)

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Participants of the PMI Alternate 401(k) Plan

and Board of Directors

The PMI Group, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the PMI Alternate 401(k) Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labors’ Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans’ management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

San Francisco, California

June 28, 2010

PMI Alternate 401(k) Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31,
	2009	2008
Cash	$—	$33
Investments, at fair value	2,237,263	1,952,814

Net assets reflecting investments at fair value	2,237,263	1,952,847

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	12,350	27,613

Net assets available for benefits	$2,249,613	$1,980,460

See accompanying notes.

PMI Alternate 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

	Year Ended December 31,
	2009	2008
Appreciation (depreciation) and investment income:
Net appreciation (depreciation) in fair value of investments	$356,919	$(876,293)
Interest and dividends	28,812	80,797

Total appreciation (depreciation) and investment income	385,731	(795,496)

Contributions:
Participants	96,706	224,490
Participant rollovers	—	13,168

Total contributions	96,706	237,658

Deductions:
Benefits paid directly to participants	225,107	829,643

Total deductions	225,107	829,643

Plan transfer in	11,823	—

Net increase (decrease)	269,153	(1,387,481)

Net assets available for benefits:
Beginning of year	1,980,460	3,367,941

End of year	$2,249,613	$1,980,460

See accompanying notes

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2009

1. Description of the Plan

The following description of the PMI Alternate 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description or Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all temporary full-time and part-time employees of The PMI Group, Inc. (the Company) and its subsidiaries, other than those classes of employees specifically excluded by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan trustee is Bank of America, N.A.

Employees at least 18 years of age are eligible to participate in the Plan on the first business day of the next payroll period after their date of hire.

Contributions

Each year, non-highly compensated employees (NHCEs) may contribute, on a pre-tax basis, up to 75% of their annual compensation, as defined in the Plan, subject to annual limitations defined by the Internal Revenue Code (the Code). Highly compensated employees (HCEs), as defined in the Plan, are limited to pre-tax contributions equal to 17% of eligible compensation, also subject to annual limits of the Code. Additionally, NHCEs may defer up to 75% of their after tax compensation to the Plan and HCEs may defer up to 17% of their after tax compensation, subject to combined pre-tax and after tax limits of 75% and 17% of compensation, respectively. Participants may also contribute eligible amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, participants 50 years of age or older may make pretax “catch up” contributions subject to annual Code limits. The Company does not match employee contributions.

Beginning July 1, 2008, the Plan has permitted participants who qualify to make after tax contributions into a Roth 401(k) feature of the Plan, which are also subject to the above described after tax contribution limits and Code limits.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Upon enrollment, participants may direct the investment of their contributions from among investment options made available by the Plan. Participants may change their investment elections at any time during the year. If no investment direction is given by a participant, the contribution is invested in the Plan’s default investment for the account of the participant.

For payroll periods ending prior to July 15, 2008, the Plan’s default investment direction was the Merrill Lynch Retirement Preservation Trust. For the payroll periods ending prior to July 15, 2008, the Plan’s default investment election is the Merrill Lynch Advice Access Personal Manager, a service provided by the Plan trustee which invests employee contributions among other various investment alternatives made available by the Plan, taking into account various factors, including the age and anticipated retirement date of the participant.

Effective November 5, 2008, participants were no longer allowed to make balance transfers or elect the investment of future contributions into the PMI Stock Fund, a fund that invests in common stock of the Company. If no election was made by the participant to change the investment from the PMI Stock Fund to another investment, such future contributions have been redirected to the particular Barclays Global Investors Lifepath portfolio applicable to the participant’s age.

Participant Accounts

Each participant has an individual account, which is credited with the participant’s contributions, earnings and losses based upon the participant’s investment elections, including an allocation of any administrative expenses not borne by the Company. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in the contributions to their Plan accounts plus actual earnings thereon.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Payment of Benefits and Withdrawals

Benefit payments are recorded when paid. Withdrawals from the Plan are available upon termination of employment, death, disability, or retirement. Participants or their beneficiaries may elect to receive a lump-sum benefit equal to their account balance, or in certain circumstances, installments or other forms of benefit. In-service withdrawals may be available upon an approved hardship or upon attainment of age 59 1/2 in accordance with the Plan’s provisions. At age 70 1/2, if no amount has been previously paid out, a participant may be required to take a partial withdrawal in accordance with Plan provisions.

These required minimum distributions were suspended for 2009 by the Worker, Retiree and Employer Recovery Act of 2008.

Benefit payments to participants were $225,107 and $829,643 in 2009 and 2008, respectively. In-kind distributions included in these payments in 2009 and 2008 were $4,551 and $25,726, respectively.

Participant Loans

On August 12, 2009, the Plan Fiduciaries revised the loan program of the Plan to say that Plan participants may obtain no more than two loans from their Plan accounts, provided at least one of the two loans is for the purchase of a residential property. Also, a participant may pay back a Plan loan used for the purchase of a residential property over no more than ten years.

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms may not exceed five years (or ten years for home purchase loans), and are due earlier in the event of participant’s separation from service. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate published in The Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions. Principal and interest payments are credited to the participant’s account when received.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan, except for any fees incurred by a participant in connection with such participant’s receipt of a loan from his or her individual account, and fees associated with the operation of any funds in which a participant invests.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of the Plan’s termination, participants remain fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared on the modified cash basis, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investments are reported at fair value; investment income, including net realized and unrealized appreciation (depreciation) in the fair value of investments, is recognized in the period incurred on the statement of changes in net assets available for benefits (modified cash basis); contributions are recognized when received rather than as earned; and expenses are recognized when paid rather than as incurred.

New Accounting Pronouncements

Effective July 1, 2009, FASB ASC (“Codification”) Topic 105 Generally Accepted Accounting Principles (“Topic 105”) establishes the FASB ASC as the single source of authoritative U.S. generally accepted accounting principles (“GAAP”) used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing GAAP pronouncements into roughly 90 accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies (continued)

Codification supersedes all existing non-SEC accounting and reporting standards and is effective for the Company beginning July 1, 2009. Following Topic 105, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. As the Codification was not intended to change or alter existing GAAP, the adoption of the Codification did not have any impact on the Company’s consolidated financial statements.

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No.157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended Topic 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Topic 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. The Company is currently assessing the impact of ASU 2010-06 has on the Plan’s financial statements.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. See Note 4. Investments for a detailed discussion relating to the valuation of investments.

Purchases and sales of securities are recorded on a settlement-date basis. Interest and dividends are accrued in accordance with the modified cash basis of accounting.

Fair Value Measurement of Investments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Topic 820 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurement of Investments (continued)

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. These values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

3. Income Tax Status

The Plan was restated effective January 1, 2003, to convert to The Merrill Lynch special/flexible prototype defined contribution plan and trust (non-standardized profit sharing plan with cash or deferred arrangements) (“Prototype Plan”). The Merrill Lynch Prototype Plan was amended and restated in 2008 and received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the restated Prototype Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

4. Investments

At December 31, 2009, there were 18 investment fund options available in the Plan. Effective November 5, 2008, participants were no longer allowed to make balance transfers or elect the investment of future contributions into the PMI Stock Fund, a fund that invests in common stock of the Company. During 2009 and 2008, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

	2009	2008
Registered investment companies	$259,131	$(606,919)
Common collective trust funds	97,341	(245,088)
Common stock	447	(24,286)

Total	$356,919	$(876,293)

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	2009	2008
Merrill Lynch Retirement Reserves Fund	$434,658	$448,970
Davis New York Venture Fund	236,412	174,447
Merrill Lynch Equity Index Trust Fund	231,079	198,738
PIMCO Total Return Fund	194,738	192,958
Merrill Lynch Retirement Preservation Trust Fund	166,647	171,040
Thornburg International Value Fund	153,237	109,197
Blackrock Fundamental Growth Fund	146,414	112,166
BGI LifePath 2020 Fund	138,133	119,326
Merrill Lynch Mid Cap Index Trust Fund	130,259	108,409

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Registered Investment Companies

The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Common Collective Trust Funds

Common collective trust funds (“CCTs”) are classified as Level 2 investments because they are not available in an exchange or active market. CCTs, except for the Merrill Lynch Retirement Preservation Trust, are valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of the Merrill Lynch Retirement Preservation Trust is determined based on the underlying investments as traded in an exchange or active market and the fair value of fully benefit-responsive investment contracts which are calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, a discount rate and the duration of the underlying portfolio securities. There are no redemption restrictions on the CCTs in the Plan.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments (continued)

As described in FASB ASC Topic 962, Reporting of Investment Contracts Held by Defined-Contribution Pension Plans
(“Topic 962”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a CCT (the Merrill Lynch Retirement Preservation Trust). As required by Topic 962, the Statements of Net Assets Available for Benefits present the fair value of the Merrill Lynch Retirement Preservation Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Merrill Lynch Retirement Preservation Trust is based on information reported by the issuer of the CCT at year end. The contract value of the Merrill Lynch Retirement Preservation Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

The PMI Group, Inc. Common Stock

The PMI Group, Inc. common stock held in participant-directed Plan accounts is stated at fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year and is classified as a Level 1 investment.

Cash Equivalents

Cash equivalents include money market funds that are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Participant Loans

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments (continued)

The following tables present the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2009 and 2008:

	Assets Measured at Fair Value at December 31,	Fair Value Measurements at December 31, 2009 Using
Description	2009	Level 1	Level 2	Level 3
Cash equivalents	$434,658	$434,658	$—	$—
Registered investment companies
Debt funds	194,738	194,738	—	—
Growth Funds	198,311	198,311	—	—
Value funds	89,711	89,711	—	—
Core funds	236,412	236,412	—	—
International core funds	153,237	153,237	—	—
Mixed-asset target fund	194,466	194,466	—	—
Emerging markets fund	105,273	105,273	—	—

Total registered investment companies	1,172,148	1,172,148	—	—
The PMI Group, Inc. common stock	3,832	3,832	—	—
Common collective trust funds
Index funds	437,518	—	437,518	—
Stable value fund	166,647	—	166,647	—

Total common collective trust funds	604,165	—	604,165	—
Participant loans	22,460	—	—	22,460

	$2,237,263	$1,610,638	$604,165	$22,460

	Assets Measured at Fair Value at December 31,	Fair Value Measurements at December 31, 2008 Using
Description	2008	Level 1	Level 2	Level 3
Cash equivalents	$448,970	$448,970	$—	$—
Registered investment companies
Debt funds	192,958	192,958	—	—
Growth funds	163,050	163,050	—	—
Value funds	63,363	63,363	—	—
Core funds	174,447	174,447	—	—
International core funds	109,197	109,197	—	—
Mixed-asset target funds	166,451	166,451	—	—
Emerging markets fund	77,951	77,951	—	—

Total registered investment companies	947,417	947,417	—	—
The PMI Group, Inc. common stock	3,544	3,544	—	—
Common collective trust funds
Index funds	343,377	—	343,377	—
Stable value fund	198,653	—	198,653	—

Total common collective trust funds	542,030	—	542,030	—
Participant loans	10,853	—	—	10,853

	$1,952,814	$1,399,931	$542,030	$10,853

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments (continued)

The following table presents a reconciliation of Level 3 assets measured at fair value for the years ended December 31:

	Participant Loans December 31,
	2009	2008
Balance at beginning of year	$10,853	$30,055
Principal repayments	(8,605)	(7,007)
Loan transfers in	11,823	—
Loan withdrawals	15,000	15,809
Deemed distributions	(6,611)	(28,004)

Balance at end of year	$22,460	$10,853

5. Transactions with Parties-in-Interest

Transactions in shares of The PMI Group, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2009, the Plan made no purchases or sales of the Company’s common stock. During 2008, the Plan made purchases of $3,784 and sales of $11,872 of the Company’s common stock. There were no dividends received from the Company’s common stock for 2009 compared to $38 for 2008. Plan investments in the Company’s common stock represented $3,832 or 0.2% of total net assets at December 31, 2009 and $3,544 or 0.2% of total net assets at December 31, 2008. Additionally, the Plan invests in various investment funds managed by its Plan trustee, Bank of America, N.A. These investments represent $1,016,390 or 45.2% of total net assets at December 31, 2009 and $985,378 or 49.7% of total net assets at December 31, 2008.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for plan benefits per the financial statements	$2,249,613	$1,980,460

Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,350)	(27,613)
Benefits payable	—	(41)

	(12,350)	(27,654)

Net assets available for benefits per the Form 5500	$2,237,263	$1,952,806

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2009	2008
Net increase (decrease) in net assets available for benefits per the financial statements	$269,153	$(1,387,481)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	15,263	(26,420)
Benefits payable	41	2,799

	15,304	(23,621)

Net income (loss) per the Form 5500	$284,457	$(1,411,102)

Supplemental Schedule

PMI Alternate 401(k) Plan

EIN: 94-3199675 Plan Number: 004

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Registered investment companies:
	BGI Lifepath 2020 Fund	9,448.2420 shares	$138,133
	BGI Lifepath 2030 Fund	2,828.2679 shares	37,644
	BGI Lifepath 2040 Fund	706.1651 shares	11,327
	BGI Lifepath Retirement Portfolio Income Fund	681.6221 shares	7,362
	Blackrock Fundamental Growth Fund	7,364.9062 shares	146,414
	Blackrock Mid Cap Value Opp Fund	6,625.6152 shares	89,711
	Davis New York Venture Fund	7,555.5151 shares	236,412
	Munder Mid Cap Core Growth Fund A	2,288.2329 shares	51,897
	Oppenheimer Dev Markets Fund	3,702.8814 shares	105,273
	PIMCO Total Return Fund	18,031.2501 shares	194,738
	Thornburg International Value Fund	6,040.0898 shares	153,237

	Common collective trust funds:
	BGI MSCI EAFE Equity Index Fund	2,635.4717 units	34,783
*	Merrill Lynch Equity Index Trust Fund	2,575.8410 units	231,079
*	Merrill Lynch Mid Cap Index Trust Fund	8,513.6412 units	130,259
*	Merrill Lynch Retirement Preservation Trust Fund	178,997.3400 units	166,647
*	Merrill Lynch Small Cap Index Trust Fund	4,427.5561 units	41,397

	Money market fund:
*	Merrill Lynch Retirement Reserves Fund	434,657.5400 units	434,658

	Common stock:
*	The PMI Group, Inc. Common Stock	1,520.4590 shares	3,832

	Participant loans:
*	Participant loans	Interest rates of 5.00%-8.75% maturing through 2010	22,460

	Total investments		$2,237,263

*	Indicates a party-in-interest to the Plan.

Note: Column (d), cost, is not required as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PMI Alternate 401(k) Plan

By	/s/ Charles F. Broom
Charles F. Broom Plan Administrator

Date: June 28, 2010

THE PMI GROUP, INC. ALTERNATE 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Ernst & Young LLP, independent registered public accounting firm.